  As filed with the U.S. Securities and Exchange Commission on October 9, 2003
                                                           Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                    FORM F-6
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
        For Depositary Shares Evidenced by American Depositary Receipts
                             ----------------------
                              Rinker Group Limited
                               ABN 53 003 433 118
   (Exact name of issuer of deposited securities as specified in its charter)

                                 Not applicable
                  (Translation of issuer's name into English)

                           New South Wales, Australia
           (Jurisdiction of incorporation or organization of issuer)

                              JPMorgan Chase Bank
             (Exact name of depositary as specified in its charter)

                      4 New York Plaza, New York, NY 10004
                            Telephone (212) 623-0636
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
                             ----------------------
                                 Tom Burmeister
                            Chief Financial Officer
                              Rinker Group Limited
                        c/o Rinker Materials Corporation
                              1501 Belvedere Road
                         West Palm Beach, Florida 33406
                                ( 800) 226-5521
    (Address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:
        Scott A. Ziegler, Esq.                        John O'Connor, Esq.
   Ziegler, Ziegler & Associates LLP               Waldo D. Jones, Jr., Esq.
    570 Lexington Avenue, 44th Floor                Sullivan & Cromwell LLP
       New York, New York 10022                         125 Broad Street
            (212) 319-7600                          New York, New York 10004
                                                         (212) 558-4000

        It is proposed that this filing become effective under Rule 466
                              __ immediately upon filing
                              __ on (Date) at (Time)

      If a separate registration statement has been filed to register the deposited shares, check the following box. __

                        CALCULATION OF REGISTRATION FEE

============================================================================================================================
                                                                   Proposed maximum     Proposed maximum
       Title of each class of                       Amount        aggregate price per  aggregate offering       Amount of
     Securities to be registered               to be registered         unit (1)            price (2)       registration fee
----------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by          100,000,000             $5.00             $5,000,000             $405
American Depositary Receipts, each American        American
Depositary Share representing 10 ordinary         Depositary
shares of Rinker Group Limited                      Shares
============================================================================================================================

(1)    Each Unit represents 100 American Depositary Shares.
(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

       The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

                             CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                 Location in Form of American Depositary
Item Number and Caption                                          Receipt Filed Herewith as Prospectus
--------------------------------------------------------         -----------------------------------------------
(1)  Name and address of Depositary                              Introductory paragraph
(2)  Title of American Depositary Receipts and identity          Face of American Depositary Receipt, top center
     of deposited securities
     Terms of Deposit:
     (i)     Amount of deposited securities represented          Face of American Depositary Receipt, upper right
             by one unit of American Depositary Shares           corner
     (ii)    Procedure for voting, if any, the deposited         Paragraph (12)
             securities
     (iii)   Collection and distribution of dividends            Paragraphs (4), (5), (7) and (10)
     (iv)    Transmission of notices, reports and proxy          Paragraphs (3), (8) and (12)
             soliciting material
     (v)     Sale or exercise of rights                          Paragraphs (4), (5) and (10)
     (vi)    Deposit or sale of securities resulting from        Paragraphs (4), (5), (10) and (13)
             dividends, splits or plans of reorganization
     (vii)   Amendment, extension or termination of the          Paragraphs (16) and (17)
             Deposit Agreement
     (viii)  Rights of holders of receipts to inspect the        Paragraph (3)
             transfer books of the Depositary and the list
             of Holders of receipts
     (ix)    Restrictions upon the right to deposit or           Paragraphs (1), (2), (4), and (5)
             withdraw the underlying securities
     (x)     Limitation upon the liability of the                Paragraph (14)
             Depositary
(3)  Fees and Charges                                            Paragraph (7)

Item 2.  AVAILABLE INFORMATION

                                                                 Location in Form of American Depositary
Item Number and Caption                                          Receipt Filed Herewith as Prospectus
---------------------------                                      ---------------------------------------
(b)  Statement that Rinker Group Limited is subject to the       Paragraph (8)
         periodic reporting requirements of the Securities
         Exchange Act of 1934, as amended, and,
         accordingly, files certain reports with the
         Securities and Exchange Commission

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

     (a)   Form of Deposit Agreement. Form of Deposit Agreement dated as of
                      , 2003 among Rinker Group Limited, JPMorgan Chase Bank, as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

     (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

     (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

     (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

     (e)   Certification under Rule 466. Not applicable.

     (f)   Power of Attorney. Filed herewith as Exhibit (f).

Item 4. UNDERTAKINGS

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

                                   SIGNATURE



     Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on October 9, 2003.

                                     Legal entity created by the form of
                                     Deposit Agreement for the issuance
                                     of ADRs evidencing American
                                     Depositary Shares

                                     By:     JPMORGAN CHASE BANK, as Depositary



                                     By:    /s/Joseph M. Leinhauser
                                            --------------------------------
                                     Name:  Joseph M. Leinhauser
                                     Title: Vice President

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Rinker Group Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on October 9, 2003.


                                               RINKER GROUP LIMITED


                                               By:    /s/Tom Burmeister
                                                      -------------------------
                                               Name:  Tom Burmeister
                                               Title: Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated as of October 9, 2003.

               Signatures                                    Title
               ----------                                    -----
                   *                                      David Clarke
     -------------------------------        (Principal Executive Officer and Director)

           /s/ Tom Burmeister                            Tom Burmeister
     -------------------------------      (Principal Financial and Accounting Officer and
                                             Authorized Representative in the United States)

                   *                                     John Morschel
     -------------------------------           Chairman of the Board of Directors

                   *                                      John Arthur
     -------------------------------                        Director

                   *                                    Marshall Criser
     -------------------------------                        Director

                   *                                      John Ingram
     -------------------------------                        Director

                   *                                     Walter Revell
     -------------------------------                        Director

     By:     /s/ Tom Burmeister
             --------------------------
     Name:   Tom Burmeister
     Title:  Attorney-in-Fact


                               INDEX TO EXHIBITS


Exhibit                                                                     Sequentially
Number                                                                      Numbered Page
------                                                                      -------------
(a)  Form of Deposit Agreement.

(d)  Opinion of Ziegler, Ziegler & Associates LLP, counsel to the
     Depositary, as to the legality of the securities to be registered.

(f)  Power of Attorney
